Stoecklein Law Group, a Professional Corporation

Practice Limited to Federal Securities

402 West Broadway	Telephone: (619) 704-1310
Suite 690	Facsimile: (619) 704-1325
San Diego, California 92101	Website: www.slgseclaw.com

March 24, 2009

VIA EDGAR

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Brisam Corporation
Form 10-K for the Year Ended December 31, 2007
Form 10-Q for the Period Ended March 31, 2008
Form 10-Q for the Period Ended June 30, 2008
File No. 033-55254-39

Dear Mr. Shenk:

We have set forth below the responses of Brisam Corporation (“Brisam” or the “Company”) to the comments contained in the comment letter dated October 14, 2008 from the staff of the Securities and Exchange Commission (the “Staff”).  The Company is concurrently filing via EDGAR Amendment No. 1 to Annual Report on Form 10-K, Amendment No. 1 to Quarterly Report on Form 10-Q for the period ended March 31, 2008 and Amendment No. 1 to Quarterly Report on Form 10-Q for the period ended June 30, 2008 (collectively the “Amendments”).  The Amendments reflect the Company’s responses to the Staff’s comments.  For ease of reference, we reproduce below the relevant comments, and include under each comment the Company’s response.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Notes to Unaudited Condensed Consolidated Financial Statement, page 4             Note – Commitments, page 5

1.
Comment:   We note your disclosure here and in your December 31, 2007 Form 10-K that you have agreed to accrue all payments for services you have rendered in regard to the agreement with Reber America, Inc. until such time as Reber has obtained sufficient working capital resources (presumably) to pay for the services. We further note that your accounts receivable balance of $180,000 at June 30, 2008 is an accumulation of nine months of services to Reber since the consummation of the agreement in October 2007. Under the circumstances, it does not appear that collectability of the revenues associated with this agreement is reasonably assured to recognize revenue at the time the services are rendered in accordance with SAB Topic 13. Furthermore, the guidance in paragraph 84(g) of FASB Concept Statement No. 5 provides that if collectability of assets for products/services is doubtful, revenues may be recognized on the basis of cash received. Accordingly, we believe you should recognize revenues associated with this agreement when collection is made or at such time that conditions indicate that collectability is reasonably assured. Please amend your financial statements for all periods in which you have recognized revenues and related accounts receivable associated with this agreement in your 2007 Form 10-K and Form 10-Qs for 2008. Note that your direct costs associated with the services rendered in regard to this agreement should continue to be expensed as incurred.

Response:  The Company has amended its 2007 Form 10-K and first two Form 10-Qs for 2008 to restate its financial statements to eliminate the accounts receivable balances associated with the Reber agreement. If and when funds are received from Reber, the Company will recognize the revenues in the time period they are received.

Item 4T. Controls and Procedures, page 11

2.
Comment:   We note the statement here and similarly in your 2007 Form 10-K and March 31, 2008 Form 10-Q that other than for the deficiency and weakness described that disclosure controls and procedures are otherwise considered effective. It is not appropriate to disclose that your disclosure controls and procedures are effective except to the extent that they are not effective. If true, you may state that given the identified matters, your disclosure controls and procedures are not effective. Please amend your 2007 Form 10-K and Form 10-Qs for 2008 to revise your disclosure to accurately portray the conclusion of your disclosure controls and procedures.

Response:  The Company has amended its 2007 Form 10-K and first two Form 10-Qs for 2008 to remove the referenced statement regarding the disclosure controls and procedures being effective except to the extent they are not effective.

If you have any questions or comments concerning the matters discussed above, please call the undersigned at 619-704-1310.

Respectfully submitted,

/s/ Donald J. Stoecklein
Donald J. Stoecklein

cc:           Mr. Doug Jones, Securities and Exchange Commission
 Mr. Brian Kitts, Brisam Corporation